1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
STEPHEN T. COHEN stephen.cohen@dechert.com +1 202 261 3304 Direct

December 14, 2022

VIA EDGAR

Kimberly Browning

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:	RBC Funds Trust (the “Trust” or “Registrant”)
File Nos.: 333-111986; 811-21475

Dear Ms. Browning:

This letter responds to supplemental comments you provided to Stephen Cohen on December 13, 2022, with respect to Post-Effective Amendment No. 164 (“PEA 164”) filed on Form N-1A on September 30, 2022 for the Trust under the Securities Act of 1933, as amended (“Securities Act”), and the Investment Company Act of 1940, as amended (“1940 Act”). We responded to the SEC staff’s initial comments in a letter dated December 8, 2022 (the “Response Letter”). A summary of the SEC staff’s supplemental comments, along with the Registrant’s responses, is set forth below. Capitalized terms used but not defined in this letter have the meanings given to them in the Trust’s registration statement.

RBC Emerging Markets ex-China Equity Fund

Comment 1.	In connection with the response to Comment 22 in the Response Letter, please explain more clearly how the Fund may invest in securities that are denominated in any currency.

Response 1. As noted in the response to Comment 22, the Fund has revised the disclosure to state:

The Fund may invest in securities denominated in any currency.

Although not referenced in the response to Comment 22, in addition to that change, the Fund also removed the following disclosure:

The Fund will normally invest in a portfolio of equity securities denominated in both the U.S. Dollar and currencies of other developed countries, and in currencies of the local emerging market countries. Currencies of developed countries include: U.S. Dollar, Canadian Dollar, Euro, GB Pound and Japanese Yen. Local currencies can be defined as the currency of the issuer based in non-U.S. countries worldwide (e.g. Brazil bonds issued in Brazilian Real).

The Fund believes that the proposed changes adequately and accurately describe the Fund’s principal investment strategies and exposure to various currencies. The Fund removed references to the specific currencies to avoid investor confusion that could arise in connection with listing the names of developed country currencies. In addition, in light of the fact that Fund discloses that it will be investing in equity securities of emerging market securities (which may be denominated in local currencies) as well as American Depositary Receipts, European Depositary Receipts, Global Depositary Receipts (which may be denominated in other currencies than the country of the issuer), the Fund believes there is sufficient disclosure for investors to understand the Fund’s investments. In addition, the principal risks include a “Currency Risk” to provide disclosure on the risk of investing in various currencies. As noted in the Previous Letter, the Fund also has included a “Depositary Receipts Risk.” Finally, the Fund notes that its exposure to various currencies is consistent with its policy to invest, under normal circumstances, at least 80% of its assets in equity securities economically tied to emerging market countries (excluding China), consistent with the Fund’s name. Based on the foregoing, the Fund respectfully has not further revised its disclosure in response to this comment, but will consider revisions in future filings.

RBC International Small Cap Equity Fund

Comment 2.

In connection with the response to Comment 26 in the Response Letter, the SEC staff notes that the principal investment strategies for the Fund states, “[a]s of October 31, 2022, the market capitalization range of the MSCI ACWI ex USA Small Cap Index was approximately $9.2 million to $11.6 billion.” Please explain why the Trust believes that the capitalization range of the MSCI ACWI ex USA Small Cap Index is an appropriate capitalization range for a small cap fund and how the Fund will comply with the requirements of Rule 35d-1 under the 1940 Act.

Response 2. The Trust discloses that the Fund determines the eligibility of companies for investment by reference to the MSCI ACWI ex USA Small Cap Index at the time of initial purchase by the Fund. This practice of determining eligibility by reference to an index has been sanctioned by the SEC in the adopting release for Rule 35d-1 under the 1940 Act regarding Investment Company Names (Investment Company Names, 1940 Act Release No. 24828 (January 17, 2001) (“Adopting Release”)) and related SEC staff guidance.

The Registrant respectfully submits that the Fund’s definition of “small companies” as those within the market capitalization range of the MSCI ACWI ex USA Small Cap Index at the time of initial purchase by the Fund is reasonable. In the Adopting Release, the SEC stated in footnote 43 that: “[a]s a general matter, an investment company may use any reasonable definition of the terms used in its name and should define the terms used in its name in discussing its investment objectives and strategies in the prospectus.” (Emphasis added) The SEC staff further elaborated as to the meaning of a “reasonable definition” in

“Frequently Asked Questions about Rule 35d-1,” issued on December 4, 2001. There, the SEC staff stated in its answer to Question 6 that “[t]erms such as “small-, mid-, or large-capitalization” suggest a focus on a particular type of investment, and investment companies that use these terms will be subject to the 80% investment requirement of the rule. As a general matter, an investment company may use any reasonable definition of these terms and should define these terms in its discussion of its investment objectives and strategies in its prospectus. In developing a definition of the terms ‘small-, mid-, or large-capitalization,’ registrants should consider all pertinent references, including, for example, industry indices, classifications used by mutual fund rating organizations, and definitions used in financial publications.” (Emphasis added)

The MSCI ACWI ex USA Small Cap Index is commonly used to refer to the small cap segment of the international equity universe. MSCI states that: “[t]he MSCI ACWI ex USA Small Cap Index captures small cap representation across 22 of 23 Developed Markets countries (excluding the US) and 24 Emerging Markets countries. With 4,376 constituents, the index covers approximately 14% of the global equity opportunity set outside the US.”[1] In addition, we note that the MSCI ACWI ex USA Small Cap Index is operated by a third-party and is regularly rebalanced and is subject to market fluctuations. In this regard, we note that range of the MSCI ACWI ex USA Small Cap Index was $2.54 million to $8.17 billion as of November 30, 2022. Finally, the MSCI ACWI ex USA Small Cap Index is commonly used to define small cap in other fund registration statements. Accordingly, the Registrant believes that the Fund’s definition of small cap companies using the MSCI ACWI ex USA Small Cap Index capitalization range as a reference is reasonable, complies with relevant SEC and staff guidance and is consistent with industry practice.

*            *             *            *            *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (202) 261-3304. Thank you.

Sincerely,

/s/ Stephen T. Cohen

Stephen T. Cohen

1 MSCI, MSCI ACWI ex USA Small Cap Index Fact Sheet, available at

https://www.msci.com/documents/10199/f540a567-4565-45f2-a0a5-c99ee48d00fa (last accessed November 13, 2022).